

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

Via E-Mail
Alicia Itzel Rivera Tristan
President
Boomer Ventures, Inc.
Posada del Rey Via Italia Paitilla
Ciudad de Panama, PANAMA

> **Re:** **Boomer Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed Nov. 2, 2012**
> **File No. 333-183938**

Dear Ms. Tristan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout to refer to a proposed search engine, and avoid claims that the technology you propose to develop will achieve specific results. Rather, you should describe desired product characteristics as objectives you may not be able to achieve.

Cover Page

2. Please revise to state that your sole officer and director will attempt to sell shares. Also ensure that the references to the company's management throughout the prospectus uniformly refer to its sole officer and director in those terms.

3. While relevant to other sections of the registration statement, the inclusion of disclosures regarding the exemption from broker-dealer registration requirements should not be

included on the registration cover page.   In this respect, the reference to Rule 3a4-1 should be eliminated, as it is not informative in the context of the cover page.

Prospectus Summary, page 4

4.   The italicized text at the outset of the Prospectus Summary should be moved to a portion of the prospectus that is not subject to the requirements of Rule 421(d).

5.   In portions of your document you generally state that you intend to develop Internet search engine technology. However, on page 5, you indicate that the proceeds will be used to pay for rice milling machines.   Similarly, on page 30, you state that you will begin work to update and enhance your rice milling project. Your filing includes additional references to rice-milling machines. Please ensure that your intended business is described in a consistent manner.

Other

6.   You indicate that you intend to seek a listing on the OTCBB.   In an appropriately captioned subsection of the prospectus summary, briefly discuss your plans in this regard, the lack of an existing market, and the significant steps that would be required in order for your shares to be quoted. Please also indicate that listing on the OTCBB may not occur.

Summary Financial Data, page 7

7.   We note that the financial data set forth in this section does not uniformly reconcile with the financial statements. For example, in the summary section, current assets as of July 31, 2012, are listed as $4,780, while the balance sheet in the financial statements indicates that on that same date, current assets were $1,000.

Risk Factors

General

8.   Please revise the captions of your risk factors so that each heading concisely expresses the material risk to the company or investors that is posed by the condition or uncertainty that you identify in the caption and discuss in the body of the related risk factor. For example, the text of the first paragraph on page 8 discusses the fact that you do not have a product and that the resultant risk is that you may never be able to develop a product that is operational or marketable. That risk factor would be better introduced by a heading that succinctly discloses that you have not yet developed the website.

9.   As appropriate throughout the risk factor section, provide quantitative information that will enable investors to evaluate the scope of the risk presented. For example, in the first

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risk factor, indicate the minimum dollar amount of offering proceeds that are needed to fund your planned operations for a period of one year.

10.   Certain risk factors appear to detract from the presentation of risks presented by current business conditions. The risk factors should generally be tailored to the business' current development stage. For example, it appears premature to discuss the impact of unexpected network interruptions on your prospective user base, when the development of the underlying website is in its nascent stages.

There Is No Minimum Number of Shares That Must Be Sold…, page 7

11.   You state that upon completion of this offering, you intend to utilize the net proceeds to continue the development of the website and proprietary technology, and finance your business operations. You also state in the prospectus summary, that you intend to develop a deep internet search engine that uncovers the best deals on the internet. Please describe the nature of the development that has occurred to date.

Our Plans Are Dependent upon Key Individuals…, page 8

12.   Please fully clarify the nature of your dependency upon Ms. Tristan, and as applicable, any corresponding risks. Clarify the role you expect she will play in the your efforts to develop the website and whether you will retain others as web developers and programmers in order to initiate the site development activities you expect to pursue.   If Ms. Tristan does not have web development or computer programming skills, please so indicate. If Ms. Tristan lacks technical skills to personally develop the product, please consider whether the technical skills she possesses relative to website development pose any risks or uncertainties regarding her ability to manage website development whether it is to be conducted by other employees or contractors.

Our Business Plans Are Totally Dependent on the Sale of Shares As Well as Future…, page 8

13.   Please revise this risk factor to inform investors that proceeds from the offering are expected to be insufficient (page 33) to complete the website's development schedule (page 34) and as a result investors are subject to a risk that you will not be able to obtain the minimum capital believed necessary to develop the proposed website. Please also disclose that additional capital raising may be on terms that are disadvantageous to investors in the current offering.

As a Public Company, We Will Incur Substantial Expenses, page 16

14.   Please revise to clarify that regardless of admission on the OTCBB, upon effectiveness of the registration statement, pursuant to Section 15(d) of the Securities Exchange Act, you will be required to file periodic reports with the Commission. The estimated expenses associated with the preparation of these periodic reports should be stated in quantitative

terms. Under a separately captioned risk factor, please incorporate a discussion regarding the risks to investors of investing in a Section 15(d) reporting company. For example, investors in Section 15(d) companies do not have the protections of: proxy rules, Section 16 short swing profit requirements, beneficial ownership reporting, institutional investment manager reporting rules, and third party tender offer rules.

We May Be Exposed to Potential Risks Resulting from New Requirements…, page 16

15.   Please revise to more specifically alert investors as to how you would be impacted by the Sarbanes-Oxley Act. In particular, the risk factor should discuss exemptions for smaller reporting companies as well as Emerging Growth Companies.   For example, as a smaller reporting company you will not be required to make the effectiveness evaluations of your internal controls over financial reports, additionally, you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. In the context of this discussion, the risks associated with these exemptions should be disclosed.

Other

16.   We note that you currently have only one shareholder and given the size of your proposed offering, it appears reasonably likely that you will have less than 300 shareholders following the completion of the offering. Please consider adding a risk factor that informs stockholders of the possibility that your reporting obligations may be suspended due to a limited number of shareholders, and describe the resultant risks in that event.

17.   Your president and principal offices are located in the Republic of Panama.   Please tell us whether you considered including a risk factor to discuss difficulties associated with enforcing potential claims under the liability provisions of the federal and state securities laws against you and your affiliates.

Use of Proceeds, page 21

18.   The tables in this section contain inconsistencies that should be reconciled. For example, assuming 30% of the offering is completed, $10,000 in net proceeds will be available after payment of offering expenses, yet you disclose that $15,250 of offering proceeds will be applied for identified purposes.

19.   Please tell us the basis for your apparent belief that the accounting and legal costs would vary depending on the number of shares sold.   Disclose the minimum amount of accounting and legal costs you anticipate in the first year following the effective date. Please refer to Instruction 3 to Item 504 of Regulation S-K.

20.   In the final paragraph, you state that you may change the use of proceeds because of required changes in your business plan and also indicate that you will have wide discretion over the use of the proceeds. Please refer to Instruction 7 to Item 504 of Regulation S-K, and either more specifically discuss the contingencies in which the proceeds could be used in a manner varying from the specific allocation described in the tables, or narrow the language that asserts wide discretion in applying the proceeds.

Management's Discussion and Analysis or Plan of Operation

Operations, page 29

21.   You state that in the third quarter of 2012 you will commence planning and budgeting for the development of the search engine. Please update this statement to disclose whether this development goal was met. Provide a concise description of the activities performed and the achievements to date.

22.   We note that you intend to hire a core group of programmers by July 2013. Please generally describe the anticipated characteristics of this core group (e.g., cost of employee retention, number of employees, technical and professional background, physical facilities requirements, etc.).

Liquidity, page 30

23.   You state that private capital, if sought, will be raised from former business associates of your founder or private investors referred to you by those business associates.   Please disclose that the terms on which it receives those funds may be more favorable to the subsequent investor than the terms on which the securities are offered by means of the prospectus.

24.   Please expand the liquidity disclosure to state the minimum capital needed to conduct operations in accordance with your business plan for a period of one year from the date of the prospectus. Clarify your plans to obtain the funding for such a period, if your requirements for the year are expected to exceed the maximum net proceeds that may be obtained from the offering.

25.   You state, on page 23, that your existing officers will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii). Please disclose the impact of the safe-harbor limitations on your potential capital raising efforts, and any associated risks these limitations create.

Business

26.   Please disclose whether you have any plans, arrangements or agreements to enter into any acquisition or other business combination.

Deep Search Engines, page 32

27.   We note that you provide a general overview of Internet search engines, however, this discussion does not relate to the heading with sufficient specificity, as it describes search engines in general, rather than deep search engines. Please disclose with specificity the state of competition in that environment.

Boomer Overview, page 32

28.   You state that the target demographic consists of persons who book their travel arrangements online. However, on page 4, you describe the search engine in a more general fashion, and illustrate the "deep search" concept by referencing a variety of markets (e.g., travel, used cars, real estate, and coupons). Please clarify whether the website will focus on travel-related services. If so, please indicate how your website will vary from existing travel service websites.

Projected Revenues, page 35

29.   Please provide us with your basis for any quantitative projections for the percentage contributions from revenue sources, along with your analysis of how these projections comply with Item 10 of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 38

30.   Please revise the description relating to Ms. Tristan's professional background, to ensure that such disclosures fully comply with Item 401(e) of Regulation S-K. For example, disclose Ms. Tristan's principal occupations and employment, in a chronologically complete manner, for the five year period immediately preceding the date of effectiveness. The current disclosures fail to indicate when Ms. Tristan held her professional positions at the U.N., Citibank, and Unipharm of Panama.

Where You Can Find More Information, page 53

31.   You state that certain disclosure obligations will not apply to you unless you have both 500 or more security holders and greater than $10 million in assets. Please amend this disclosure in light of recent amendments to Section 12(g) of the Securities Exchange Act.

Part II-Information Not Required in Prospectus

Item 14. Indemnification of Officers and Directors, page 66

32.   Please expand this section to summarize the circumstances in which Article IX of the bylaws permits or requires indemnification of officers and directors. Please also describe applicable provisions of the Nevada corporate code and the interaction of the statutory provision relating to indemnification and the bylaw provision.

Item 16. Exhibits and Financial Statement Schedules, page 68

33.   Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure at page 47 in this respect.

Exhibit 5.1

34.   The legality opinion states that the shares (to be offered by means of the prospectus) are validly issued, and are fully paid and non-assessable. However, such shares have not yet been issued or paid for, accordingly, the legal opinion should express the conditions, which if satisfied, would result in the valid issuance of fully paid and non-assessable shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy provided to satisfy Rule 472(a) is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Morgan Youngwood at (202) 551-3479 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        Thomas E. Stepp, Jr., Esq.